UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

Commission File Number: 001-36582

Auris Medical Holding AG

(Exact name of registrant as specified in its charter)

Bahnhofstrasse 21

6300 Zug, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Annual General Meeting Results

On April 13, 2017, Auris Medical Holding AG (“Auris Medical”) held its Annual General Meeting of Shareholders. The final results of each of the agenda items submitted to a vote of the shareholders are as follows:

Agenda Item 1: Approval of the annual report of Auris Medical Holding AG, the financial statements of Auris Medical Holding AG and the group consolidated financial statements for the 2016 financial year

Auris Medical shareholders approved the annual report of Auris Medical Holding AG, the financial statements of Auris Medical Holding AG and the group consolidated financial statements for the 2016 financial year.

Agenda Item 2: Discharge of liability for the members of the Board of Directors and the persons entrusted with the Corporation’s management

Auris Medical shareholders approved the discharge of liability of the members of the Board of Directors and the persons entrusted with the Corporation’s management for the 2016 financial year.

Agenda Item 3: Appropriation of financial results

Auris Medical shareholders approved to carry forward the loss for the 2016 financial year in the amount of CHF 3,393,256.

Agenda Item 4: Approval of changes to the Articles of Association

Auris Medical shareholders approved an increase in the authorized share capital to CHF 8,860,000 and the revision of Article 3a of the Articles of Association.

Auris Medical shareholders approved an increase in the conditional share capital for financing purposes to CHF 6,260,000, an increase in the conditional share capital for equity incentive plans to CHF 2,600,000, and an amendment to Article 3b of the Articles of Association.

Agenda Item 5: Votes on compensation for the members of the Board of Directors and the Executive Management Committee

Auris Medical shareholders approved a maximum aggregate amount of compensation of CHF 800,000 (gross) for the members of the Board of Directors for the period from the 2017 Annual General Meeting to the 2018 Annual General Meeting.

Auris Medical shareholders approved a maximum aggregate amount of compensation of CHF 4,000,000 (gross) for the members of the Executive Management Committee for the 2018 financial year.

Agenda Item 6: Re-election of the Chairman and members of the Board of Directors. Election to the Board of Directors

Auris Medical shareholders re-elected Thomas Meyer, PhD, as member and Chairman of the Board of Directors, re-elected Armando Anido, MBA, Oliver Kubli, CFA, Berndt Modig, MBA, Antoine Papiernik-Berkhauer, MBA, and Calvin Roberts, MD, as members of the Board of Directors, and elected Mats Peter Blom, MBA, as member of the Board of Directors, each for a term of one year ending upon completion of the 2018 Annual General Meeting.

Agenda Item 7: Re-election and election to the Compensation Committee

Auris Medical shareholders re-elected Armando Anido, MBA, and elected Calvin Roberts, MD, as members of the Compensation Committee, each for a term of one year ending upon completion of the 2018 Annual General Meeting.

Agenda Item 8: Re-election of the Auditors

Auris Medical shareholders re-elected Deloitte AG as auditors of Auris Medical Holding AG for the 2017 financial year.

Agenda Item 9:  Re-election of the Independent Proxy

Auris Medical shareholders re-elected Sandro G. Tobler, Attorney at Law, Zug, as Independent Proxy of Auris Medical Holding AG for a term of one year ending upon completion of the 2018 Annual General Meeting.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Number 333-206710) and Form S-8 (Registration Numbers 333-198037 and 333-200805) of Auris Medical Holding AG and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Auris Medical Holding AG

By:	/s/ Anne Sabine Zoller
	Name:	Anne Sabine Zoller
	Title:	General Counsel

Date: April 13, 2017